EXHIBIT B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G/A (including amendments thereto) with respect to the common stock, par value $0.0001 per share of CorVel Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 13th day of February 2025.

CORSTAR HOLDINGS, INC.

By:	/s/ Jeffrey J. Michael
Name:	Jeffrey J. Michael
Its:	President & CEO

/s/ Jeffrey J. Michael

Jeffrey J. Michael